Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached is a transcript of the presentation by TD Banknorth Inc. at the BancAnalysts Association of Boston 2005 Conference on November 3, 2005.
These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Event ID: 1156986
Event Name: TD Banknorth Inc. at BancAnalysts Association of Boston 24th Annual Fall Conference
Event Date: 2005-11-03T14:15:00 UTC
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Notes:
Converted From Text Transcript
1156986
TD Banknorth Inc. at BancAnalysts Association of Boston 24th Annual Fall Conference
November 3, 2005
C: Bill Ryan; TD Banknorth Inc.; Chairman and CEO
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C: Bill Ryan; TD Banknorth Inc.; Chairman and CEO
P: Unidentified Speaker;
P: Unidentified Audience Member;
+++ presentation
Unidentified Speaker: Thank you. I’ve had the pleasure of knowing our next speaker for many years. And allow me to say he is one individual who knows how to treat his shareholders with respect, Bill Ryan.
Bill Ryan: Good morning and thank you for being here. I didn’t know the comedy act was going to start this early today but it certainly is a pleasure to be here to tell you about TD Banknorth and share with you some of the things we’re working on and give you some thoughts for the future as we move forward with our strategy. I also want to thank many of you who, some were with us last night for a dinner and it’s always nice to see old friends. Being in this business now for so many years, it’s a pleasure to get together with some people and reminisce and talk and get up to date. So, thanks again for being with us.
These are the legal mumbo jumbos that we hear about all the time and we all know what this language is about. Let me get right to who we are. TD Banknorth — bear with me, I may slip into Banknorth once in a while still, I’m getting used to saying TD Banknorth but sometimes it does make a reminder for me to do it. We’re still headquartered in Portland, Maine. 55% of the company is now owned by Toronto-Dominion Bank. I’ll get into that in a minute.
As of the end of the third quarter, we had $32 billion in assets. That will change in January. We’ll get to a little over $40 billion as we complete the Hudson United acquisition that we announced a few months ago. By the way, we’re very pleased with where that is and I’ll get into that with you, too. Million-three in households throughout New England. We’re in all the New England states except Rhode Island. We’re very comfortable with our presence in those New England states and I’d shared with you in the last year that we were pretty sure we were going to be coming down to the metro New York area and then announced Hubco as you remember in the last couple of months.
A little bit different way of doing business. It’s been consistent with us. We’re really a community bank model. We run each bank independently by state. We make local decisions on a state-wide basis. This allows us to say yes or no to customers a lot quicker. It allows us to offer the kind of service that we think customers want. It is not easy to run this kind of a franchise. We always kid about my 55,000 miles on my company car. I just traded in my 19 — 2005 for 2006 car this week because in a year I’d put another 55,000 miles on my company car. So, you have to have executives willing to get out there and talk to the employees and talk to the customers to make sure you’re not out there in the wrong way.
We also have always been poised for growth. If you own our stock and follow our company, we’ve had a history of making acquisitions over the years. We’ve made 25 acquisitions over the last 12 years. We think we do it fairly well. I’ve had great experience with it and there’s a sense that in the next couple of years, that may continue to some degree.
It’s a nice franchise in New England to run. It’s got 400 branches, over 500 ATMs. Again, if you were putting a New England franchise together, it would make a lot of sense. As you look at the map, I’ll share with you a comment my friends in Canada said, “How come you’re not in northern Maine? You know, you’ve got a void there.” I said, “No, there’s not a void. There’s just no towns in northern Maine for us to be,” and we are where there are places that people live. So, there’s no voids in our franchise. There’s a little bit of voids south of Boston. We’ll probably have to do a branching strategy there and again as we continue to come down. The jewel of the franchise with Hudson United isn’t New Jersey, it’s Connecticut and I’ll get into that with you in a little bit.
Again, that community bank model, when you look at that franchise we’re running, it’s fairly large, almost 8,000 employees. But it’s still run by bank presidents in each state. They still make the local decisions that they want. This plays very well for us in two ways, there’s no doubt there’s smaller community banks that give better service than we give. No doubt about it. They have some of those local community banks that are just terrific in every way but they’re very small. And what happens is they do a good job by customers and as customers get bigger and need more lending or they need more services, the small banks just don’t have the appetite or the ability to offer those services. So, the small bank customers tend to come to us when they start to grow as customers.
The big banks, of course, do a very good job, not as good as the small banks in customer service, so we’re able to steal away some of those customers coming our way. Particularly in the last two years in New England in small business lending. If you look at customers that have lending needs of $5 million and smaller, we dominate that business. Their loan officers don’t change with us. Their loan officers have changed through the Fleet/Bank of America transition and they’re too big a customer to deal with the local community bank.

So, for us it’s been a great fit. I’d like to share with you how much we plan this. We were lucky. We were very lucky that our model quickly, we saw, put us in a position that we had to, we had this great opportunity. Now, I think we’ve taken full advantage of it, but in a way if the consolidation in New England didn’t occur, we’d be competing with some very, very good banks. And right now we don’t have to do that. They’ve all been consolidated into a bigger bank. So, it works very well for us.
We act and make decisions quickly, superior local service. Again, I characterize this probably to summarize this slide, we’re too big to be small, we’re too small to be big. It’s a great fit to have. All the sophisticated products of the bigger banks but trying to give the service at a very local area and local level.
We started what we call Overtime Thursday. All of our branches are open on Thursday from 7 in the morning to 7 at night and we have a giveaway every Thursday in the branches. That’s really created more activity than we used to. We’re the first bank to come out with free business checking for small business customers and that’s had great results.
In the last quarter, third quarter of this year, we opened 93,000 total accounts, 79,000 checking accounts. We’ve never opened 93,000 accounts in a quarter and it’s a great number for us. Now, for Wells Fargo or Bank of America, it’s probably a very small number, for a bank our size, that’s an enormous number of new accounts. So, we’re pleased with our ability to continue to get customers coming our way. And it gives us a chance to cross sell the other services we have.
Let me just take a second because I want to make the point of why it’s a good fit. Toronto-Dominion - our parent now, the owner of 55% of the company — it’s worked very well but one of the reasons are that, simply stated, they view themselves as a community bank in Canada. Even though they’re number one or two in market share, they view themselves as a retail bank. They pride themselves on long hours doing good things on the retail side of the company. So, it made it easier for us to work with them because their thinking is our thinking in how they run the company.
Wealth management, they’re number one at discount brokerage. We have a test going on with a discount brokerage Banknorth branch in Braintree, Massachusetts and it should be the beginning of the first bank in America putting a discount brokerage house, Ameritrade, TD Ameritrade and Banknorth together in the future. We’ll probably expand that into some New York City Ameritrade branches too. It’s a great cross sell. They come in for discount brokerage but they need to have a banking relationship. They come in for banking relationship and some of them want to do discount brokerage. So, it’s a good cross sell and a good fit. You can do two things in the same location and they’re two things that you can’t do anywhere else. So, we think that will help out very well.
And on the wholesale bank, it’s given us the opportunity to move up a level on the loan side. We took a customer away from a competitor the other day. It was a $20 million loan with the ability to go to $40 or $45 million in the next few years. They would not have done business with us in the past. They told us that. Like you very much, we don’t know if you’re big enough to handle our company. Now being part of Toronto-Dominion, it wasn’t even a process that they had to go through. “Oh, you’re part of that very large company. No doubt you can handle what we have to do. We’re moving our business your way.”
So, we’re seeing some of the midsize customers that were thinking about us because we’re part of Toronto-Dominion, they’re doing it. And we’re the exclusive agent for growing the U.S. franchise for Toronto-Dominion Bank in the United States. So, anybody who calls them in America that wants to join that company, the call gets referred to me and that has been very helpful to us and it should be in the future.
The most recent example, which is kind of interesting, is we were going to do $229 million of subordinated debt tier two capital. We were going to raise it here in the United States and almost at the last minute Toronto-Dominion called and said we can do that for you and we can save you $425,000 a year in fees to place that debt for you. We’ll guarantee the debt so you get a very good rate, 5.05%. Again, something on our own, we would not have been able to do but with Toronto-Dominion, it’s worked very, very well.
The naming rights for the Fleetcenter. Now the TD Banknorth Garden came as a result of Toronto-Dominion paying half of the cost of that. We could never afford that and they were able to help with that, which is giving us great name recognition in terms of our company. Our name recognition in Massachusetts for Banknorth four years ago was 6%. It’s now up to 73%. It’s a huge increase in name recognition over the last few years.
Through all of that, it’s all talk unless you can perform well and for ten years our operation EPS growth numbers have continued to grow. Through the good times and the bad, we’ve always found a way to make the business work. From a profitability standpoint as you know, we’re using cash numbers, cash ROE of 29%, cash efficiency ratio of 51% puts us at the higher end of these numbers for the top 50 banks in America. And we’ve grown the loans and deposit side very nicely. The loans have consistently grown to 10% a year plus and the deposits, on the checking account side, have been 10% plus, too.
I think both of those numbers will slow down a tad in 2006. As we move into the difficult area of margin compression and tough competition, too. So our model that was 10 to 12% loan growth probably is going to be 8 to 10% loan growth this next year and we’re very happy with that number. Many banks in America in 2006 would like to have any kind of loan growth in their portfolio and here we are talking to you about 8 to 10% loan growth.
We’ve never taken big risks. We’ve always had very good asset quality numbers. I’ll show you those in a minute. And at the same time, we’ve gotten into a number of low risk businesses. We’re the largest insurance agency in the northeast. We’ll do about $470 million of premium this coming year of 2006. No risk to it. We don’t underwrite anything. We just collect fees off of that business. And that growth in our checking accounts, as I told you, 79,000 checking accounts out of a total of 93,000 — 94,000 new accounts, they come with fees built in. And that fee business has grown a double-digit numbers and should continue.
You can characterize this, and I would not take it the wrong way, as a boring bank. We try to do things at a consistent way, try to work hard, try not to take too many risks in the portfolio or too many risks in the acquisitions we do.
Loan and deposit, well, loan growth here as you can see and deposits, very strong numbers continues to grow at a compound annual growth rate of 13.6% on the loan side, 10.4% on the deposits. Again, strong numbers that should continue. A little bit lower in some years, a little bit higher in others. But, again, a consistent pattern of growth.
Non-interest income and the efficiency ratio you can see how that works for us. The non-interest income numbers are driven really by customer service fees to a great degree and trust income and the efficiency ratio is driven off of our ability to acquire companies and take the expenses out.
We told you we’ll take 25% out of Hudson United. We will take 25% out of Hudson United. I’m always amazed at my staff and how good they are at taking expenses out of somebody else’s balance sheet and income statement and not out of our own. Every time I ask them to cut out within our company, I get the facts, we can’t do it but let us acquire a company and we seem to be able to surgically go in there and do it very, very well. I guess that’s human nature to some degree.
But if you’re an acquiring company, you do have the ability, if you do it right, to reduce your expense base, taking 20% out of the company’s expenses when you acquire them is a huge number and is usually played very well for us. And that’s the low-end. Usually, we wind up getting a little bit more.
Non-performing and charge-offs are probably one of the best stories of the company over the last ten years but you should expect that. This is a management team I put together at a time when the bank was about to fail, we had to go in and clear up somebody else’s problem. There’s nothing worse than cleaning somebody else’s garbage. It’s not a good feeling and it’s something you say to yourself, you’ll never go through again. And we’ll never go through it again.
As I’ve consistently told you, year in and year out, we may stumble and fall in some way, but asset quality will not be our issues. And we will always do this very well as we don’t want to go back and clear up that mess again. You can see the non-performing assets at 28 basis points, a very good number, should stay within that range in the charge-offs down to 21 basis points. Again, a good number.
We look out for a couple of quarters with no guarantees, but as we look out for couple of quarters going forth, it looks to us like we’re going to continue to have a very good asset quality balance sheet. We’ve gotten out of condominium loans to a great degree in the last two years. We’ve gotten out of a number of healthcare areas. We’ve gotten out of speculative real estate in Massachusetts, with some white papers. So, we’ve been a little more conservative than our peers, which should bode well in the future.
Yes, I think banks in general have been at the low-end of what they’ve had to reserve the last few years, because every bank has done a good job on the asset quality issue. And some banks will have to start to reserve a little bit more as we go forth. We don’t see that happening right now for us. We don’t see the need to reserve at higher levels in the near future. But we’ve all been through these cycles and our day will come, too, but it will not come with a problem of being high charge-offs and high delinquencies. If it comes in a few years, it will be having to reserve a little bit more because the trends will have changed. Again, for us, we just don’t see it right now in the near future.
Cash operating earnings, again growing at 11.4%. We’re looking at 2006. Again, I’m not so sure we’re going to hit 11.4% growth in 2006. I think with everything going on, we’re looking more in that 6 to 8% range probably, if margin compression continues and 8 to 10 to 12% if margin compression abates. I don’t see abating so I think we’re still going to look at that 6 to 8% range probably as we go forth.
We’ve not had the ability this year to buy back shares after March 1. We bought back shares in March and then because of TD being involved in the sale of TD Waterhouse to Ameritrade, there were blackout periods for them and us and then our negotiations with Hudson United created a blackout period.
So, normally we do buy back shares with our excess capital, but we’ve not had that ability this year. We hopefully should have that ability next year so I think the buy back potential for our company is certainly looking better for next year than it did for this year as we had those blackout periods.
Earnings per share growth, as you can see the numbers here, again the trends have been very good on a GAAP basis, though. As you know, we had to take all the goodwill for the sale of our company to TD so the goodwill numbers for this first year are going to make us look poor on a GAAP basis. But again, in future years, we’re going to have great GAAP growth but it really isn’t growth, it’s just the amortization of the goodwill coming off. So, there’s nothing to brag about there. Yet our numbers will look good starting next year as we see that amortization coming off.
Margins, I’m not so sure there’s another bank in America that’s gone from a 3.72% margin to a 4.09% in this margin environment. Again, our margins have stayed high because our funding costs have stayed very low. Our cost of funds is 1.81%, one of the lowest of banks in America. And we continue to keep that at a fairly low level. We’re able to bring customers in and not have to pay up. Our CD portfolio is diminishing and we like that and our checking account portfolio is growing.
So, we’re in a good position on a margin standpoint. I hope we can hold a 4% margin in 2006. That’s the plan and we’ll see how that plays out. The margin came down a little bit in this third quarter as I told you it would as we started some deposit programs paying up a little bit, we knew we’d lose 3 or 4 basis points on the margin. We did. I think there’s a potential to lose 3 or 4 basis points on the margin in the fourth quarter, too, as we continue to operate in a marketing mode of bringing in new customers. But again, very strong margin and one that many of my peers would love to have.
Acquisitions are a core competency with us. We feel we’ve been disciplined and we’ve done a good job on the acquisition front. We will continue — I’m not so sure how aggressively we’ll continue right now. We’re finding that it’s a difficult earnings environment. I’m looking at people showing me numbers for 2006 and 2007 earnings and I don’t believe them. You’ll say to somebody, so, you’re the only bank in America that doesn’t have margin compression? I go, yes, we are. So, banks are still having to face up to what I think is a more difficult environment in 2006 and I’m not so sure they’re all facing up to that just yet. I think you’ll see some really unusual hits in the fourth quarter for some banks that have been laying low saying everything is fine. I would think the fourth quarter will show us some things that say it isn’t as fine as maybe they thought it was.
So, we’re going to lay low on this. I mean, we’re focused on completing Hudson United. We’re thrilled with that acquisition and we’d like to complete more acquisitions in the next few years. But we don’t have to do anything. By getting Hudson United, getting to $40 billion, we’re very comfortable where we are. I think we’ll be a little more selective in the future because we think we can be that way and we’ll watch what goes on and where things fit for us. We’ll certainly make an acquisition, if they don’t we’ll wait it out. There’s no rush.
But why are we different from everybody else? I think our management team, if you know them and I think you know a number of them, they’ve been in place for 15 years. We haven’t lost a senior manager in 15 years. Yes, some people have left in further opportunities but usually they’ve left because they haven’t been doing as well with us. But we haven’t lost any of our good people we’ve wanted to keep. They’ve all been with us. It’s a pretty good track record to be able to do that.
I think it’s fair to say, I think you’d agree, we say what we do and we do what we say. We’ve been very honest with all of you. At times it was difficult to be honest. We told you a year ago, we were coming to New York. We did that. We told you last quarter we’d lose a few basis points on the margin. We did that. We told we’re going to stay a community bank. So, I think there’s confidence with us that when you go to bed at night, there shouldn’t be a notice tomorrow of something happening that you didn’t anticipate. I think we try to anticipate with you what we’re doing so you’re not surprised. You’re our owners. It’s important to make you as happy as we can with what we’re doing.
I think we’re positioned very well. I’ve said in the past and you’ve seen some of this, we found that midsize banks like us need to find a partner, a partner who offers the ability to have capital to do some acquisitions. I’ve always looked at the Citizens/RBS model. It’s a very good model for growth in America. I think our model followed that to a great degree. We’re very pleased with where we are and I think we’re positioned very well for the next few years. As other people are trying to find their partners or other people trying to find their strategies, our strategy is in front of you. You know what it is. We’re not doing anything differently. We’re not surprising you. It is what it is and it works and we’re going to continue it.
So, I think we’ll be in an easier place than some of our peers who will struggle with finding which way they want to go. Our access to capital through TD is obvious so that’s not going to be a problem for us. And, as I said, as long as we can continue with strong asset quality, we won’t find ourselves off on the side having to add enormous amounts of money to provision to cover problems that we hadn’t anticipated. We think, we hope, we know we’re in very good shape in the near future from an asset quality standpoint.
A lot of you know us but let me take a few minutes on Hudson United. Again, back to my earlier point, I was sitting here two years ago saying we’ve got to get to Fairfield County. It’s the only major piece of New England we’re not in. How am I going to do that? If I take a branch strategy, it’s going to take me five years to build branches in secondary locations. They won’t be profitable for two to three years. Not a great strategy. Hudson United overnight gave us Fairfield County. And Fairfield County is a place you want to be doing banking in. We have $1.7 billion south of Hartford now that comes with the Hudson United franchise.
Let me tell you about that franchise in Connecticut and the rest of Hudson United. Let me be very clear with you how you will be able to tell us whether we’ve been successful at buying Hudson United or whether we haven’t been successful. Watch the average branch size. Hudson United’s average branch size is $30 million. Their peers are $62 million. They’ve not spent the time on the retail side building that franchise. If I can’t come back to you over the next couple of years and show you how that $30 million builds to $32 to $35 to $40, we will have not has been as successful with Hudson United. This isn’t complicated. You’ll know and I’ll know whether this was a good strategy.
To guarantee this is a good strategy, I sent the top retail person at our company, a woman by the name of Wendy Suehrstedt down to Hudson United. She is going to be the CEO of that company and she is there three days a week now getting involved in running that company. She’ll take over as CEO in January and those of you who know her, she is a dynamo. If she doesn’t have success, I’m not so sure anybody could. She’s very good at what she does and she’s been running retail for me for 16 years. She’ll make that franchise grow.
That’s going to be the key to our success at Hudson United. You then take it through New Jersey, you take it into Philadelphia. Again, the same issues, very good on the commercial side, very poor on the retail side. No training of the employees, no incentive programs, no commitment to marketing for the branches. These are all things we think we do well. So, their problems we think are our strengths and if we’re right on this, I’ll be happy to come back and share with you the results as we move forth.

Again, kind of like you remember my Boston strategy several years ago. Didn’t really want to go to Boston, I really don’t want to go to New York City. I’m really happy being in the suburbs. I call it the two subway stop strategy. Take a subway out of Boston or New York and take a two station - well maybe not New York two stations, in Boston two stations — and you get off the train and we’ll have a branch there. So, we’re a suburban bank. We do that very well. It doesn’t mean we won’t go to New York City someday, as we’d like to come to Boston, but it isn’t usually the way we start our process. We usually stay in the suburbs, get a feel for the area, and then come in and that’s just what we’re doing.
I remember several of you saying, you know with no doubt, Bill, your next acquisition was going to be Alan Fishman of Independence, he and I are very good friends, so everybody thought we would do that. I shared with many of you, you know our strategy, you know what we’re going to do. So you should have known in the beginning that was never going to happen because we didn’t do it in Boston, we’re not going to do it in New York. So, it works pretty well for us and we stick with our knitting. We do what we have a good history of doing and it’s worked for us so far.
Again, ideal entry point, a springboard for us to do more in the future. You can see the numbers down there. Our average branch size by the way, I forgot to tell you that number, it’s about $52 million. So, again, we’re not even in as good markets and we’re almost double what the Hudson United has. So, we’ll see how that works out and will it take us a year? Will it take us two years? I don’t know. I don’t think it’s going to take us less than a year and I don’t think it’s going to take us two years so somewhere in between there is probably the timeframe what we can declare a victory in terms of growing their branches successfully.
Hudson United again, as you’ll look at the numbers. You know, as I get older, I find I can’t see these numbers without going to my slides here. Bear with me where I find the right slide. I got it. It comes with being 62 years old. And you can see, again, the branch size. Great demographics. There’s 16 million people in the Hudson United footprint that we can now go after as customers. There’s not 16 million people in the rest of our company that we’ve gone after. And we’ve been pretty successful in a smaller market. We are really looking forward to coming into this market.
The strategies of Commerce Bank, the strategies of North Fork Bank, North Fork Bank, John Kanas, the strategies of some of those other community banks, are our strategies. These are things I’ve talked to these fellows about many years ago. So, we feel very comfortable going into this geography because the people that have been successful, are the ones we talked to years ago and we’ve all got pretty much the same strategy in opening long hours, giving good service, really committing to the community. So, it should work very well for us.
Again, back to Connecticut just to finalize it, 42 branches, $1.6 billion of deposits get added, 757 million in 19 branches in Fairfield County where the average income is $74,000. We told our branch managers there, you can increase the branch size by bringing in four new customers. At those average incomes, you don’t have to add a lot of customers to see your branch numbers increase in Fairfield County.
Some of you have said, well, is it just that or are you in bad locations? We have physically gone out and looked at all 202 of the Hudson United branches. And we’ve identified 12 branches that we would call dogs. There’re probably 12 branches that if Jesus Christ was the branch manager, he’d probably would not have success.
So, we will probably look at those 12 over the next year or two and make a decision there. But we’re not buying a franchise where 100 locations are bad locations. This isn’t a location problem, it’s a management problem, it’s a commitment problem and we think we have the management and a commitment. And again, our track record probably speaks through that.
Excellent geographic fit as we talked about. And for us, the key is really hitting the ground running. Is the execution risk a big risk? Let me share with you our thoughts and why we’re so comfortable with this. And I’ll stick my neck out on a limb and tell you that having done 26 acquisitions, 25, 26 acquisitions in the last 12 years, this will turn out to be the best acquisition I’ve ever done. I say this for a couple of reasons. The execution risk, first on the computer systems. If we were converting to a Hogan or a Fiserv system, I wound not be as confident. We’re converting off of a Metavante system. We’re converting off of a Metavante system. We’ve converted off of Metavante several times. We know the Metavante people.
When you’re converting over somebody else’s systems, they have a tendency to not care very much about helping you because they’re losing the business. So, why would I help somebody who is taking the business away from me. Metavante runs our computers and part of our computer system and they run all our ATMs. The CEO of Metavante was in my office a few weeks ago and we looked at each other face to face and I said, so you want to keep the ATM business? Do you know how you’re going to do that? And he’s very committed to make sure that this will be a very smooth transition. Big potential issue if it wasn’t Metavante. Lucky for us, Hudson United was on Metavante.
The execution risk also is having a management team in Ken Nielson and company who are very supportive of wanting to make this work. Ken Nielson and his team have bent over backwards to allow us to come in as early as possible and get a real feel for his company. They have started using our training program to train their staff, October 1st. They are starting to implement our products right now. They are starting to implement our incentive systems as we speak. So, instead of having to wait to January or February and then do this, we’ve got a management team in Ken Nielson, who’s very supportive of moving forward as quickly as possible.
So, we’re going to hit the ground running in January versus having to go through that three or four months of waiting to see it happen. They have four or five specialty businesses that play very well to what we want to do. They have a credit card business, specialty credit card business that fits very well with our need and our requirement to get to the credit card business in America through Toronto-Dominion, which we’ll be doing in the next couple of years. So, we get a leg up in getting into that business a little bit quicker.
They also have a specialty finance business that will play well to some of the business that we do in New England and again, it gives us a presence in the metropolitan New York area. So, there’s nothing more that’s bad that we’re nervous about. They had a regulatory order that made many of us nervous. In our due diligence, we met with the regulators and had a lot of confidence that this regulatory order was going to be reduced or taken away as you saw the announcement a few weeks ago that regulatory order was released. So, they’re coming into the transition in January in a very smooth way. Still very comfortable with it.
Again, the numbers getting us to about $41 billion. We’ll de-leverage their investment portfolio. I don’t know the exact number yet but we’ll do that in the first quarter. I suspect we’ll probably take them down by about $1 billion to try to offset any risks that are out there in the portfolio so at the end of the day, we’re probably talking about a 40 to $41 billion company at the end of the first quarter. Loans, deposits, all those numbers are fairly straightforward and again doesn’t create any problems for us as we go forth.
You’ve seen their announcements in the third quarter earnings. You’ll see their announcements in the fourth quarter earnings. We’ve asked them to look hard at everything they do and we like them to make sure that they’re putting forth their best steps in terms of their company and I think you’ll see that in the third quarter and see that in fourth quarter announcements. No surprises to us in anything that we’ve seen. It was all stuff that we’ve identified during the due diligence.
Registration statements have been filed. We talked about our late first quarter closing. Now, we’re a little more optimistic that maybe we can close in January. The application process is all in place. So, we’re hoping for an earlier first quarter closing than later first quarter closing. It’s not in our hands. It’s in the hands of the regulators and we’ll have to see how that moves forward.
Again, because we won’t convert till May, there’s a $0.02 dilution for 2006 but full calendar year 2007, it’s accretive by $0.03 to $0.04. So, again, we’re not converting until the middle of the year. In the middle of the year, all of the staff will then leave and we’ll get our full 25% cost savings in the second half of 2006.
So, in summary of Hudson United, great market expansion for us. We can improve and grow on their franchise we think. Look at the branch size numbers. That will be the key. Low risk transaction. We’re converting to a system that we’ve converted to before and for us it’s a very good investment in getting into the New York market without a lot of risk.
I’d like to stop now and hopefully I’ve shared with you Toronto-Dominion Banknorth and TD Banknorth as we call it and where we are today and certainly taking any questions you may have about the company or our plans for the future.

Yes, sir?
+++ q-and-a
Unidentified Audience Member: (inaudible — microphone inaccessible).
Bill Ryan: Yes. I’m not going to comment. We have our strategies, Sovereign has theirs. I don’t think it’s very good for CEOs to bash each other. I don’t think it’s very good for CEOs to comment on other people’s strategies. So, I wish Sovereign well. I think, as you know, it’s been a difficult couple of weeks for them but I have great respect for Jay Sidhu and we’re just going to leave it at that. So, I’m not going to comment on Sovereign.
Yes, sir?
Unidentified Audience Member: Okay. Can you tell me a little bit on re-branding (inaudible - microphone inaccessible).
Bill Ryan: Yes. The re-branding is going to be very straightforward starting in May of next year. All of the Bank United — Hudson United branches will be branded Banknorth. So, they’ll be all TD Banknorth branches starting in May. That will get done through the summertime of 2006 and it will be done. The Connecticut branches will become part of TD Banknorth Connecticut and the rest of it will be TD Banknorth and it will all be run by Wendy Suehrstedt.
Unidentified Audience Member: (inaudible — microphone inaccessible).
Bill Ryan: Yes, there is. There is — we put in $17 million which we showed you in our initial announcement that we think is clean up to their branches. That’s $17 million of paint, new chairs, rugs to make their branches look presentable. So, there’s an additional $17 million that we’ve expensed in 2006 to, as we call, fix up the branches. And as we’ve looked at that number now in the last month or two, it looks like a good number. I see no changes to that number.
Other questions, Mark?
Unidentified Audience Member: (Inaudible — microphone inaccessible).
Bill Ryan: Yes. I think it is right now but I think it’s abating because you know those oil prices are coming down. But I think two months ago it was scary when oil prices got to the level they did, particularly in New England because we turn our furnaces on earlier and turn them off later because of the winters in New England. So, we saw the lines of credit that had been growing very nicely had up to about 44%, they’re back down to being used at 42%. So, I think business customers kind of stopped for a second and said, boy, maybe I should look at that. And I really thought it was going to be a major problem in 2006.
Now, I don’t see that. I think all of the newspaper articles around Katrina and Wilma, well it didn’t turn out to be maybe as bad as some of those articles had pointed out. Oil prices are abating.
So, you just get a sense people are feeling a little bit better. But I do think it will impact loan growth in 2006 overall because I think business owners are really thinking hard at whether to add four more people, expand the building or let’s wait out a year of high oil prices and see what happens. So, I think it will be a bit of a factor but nowhere near what I thought it might be two months ago. It looked pretty bleak two months ago from a lending standpoint.
Unidentified Audience Member: (inaudible — microphone inaccessible).
Bill Ryan: Never a deal too small for me. I think, though, you’re right. I think at $40 billion we’ll probably look more favorably at deals that are a bit bigger than what we’ve done. I’ve always said our sweet spot was the $1 to $3 billion asset deal. Well, I’m not so sure our sweet spot isn’t a little bit bigger now but I have to tell you, there are still $250 million bank deals I’ll do because they’re in a particular geography that’s a great fit for us and I’ve never had a great logic for branch strategies. I’ve tried to stay away from that so if I can get an existing franchise at a good price, that’s much better than building five branches in that town and waiting four years for it to become profitable.
So, I think you’ll still see us doing a small bank once in a while but if you add it all up, the potential of doing bigger banks is there. Hudson United is a great example. We never did an $8 billion bank before. I wouldn’t be surprised if we’d do an $8 billion bank again in the future.
Yes, sir?
Unidentified Audience Member: (indiscernible — microphone inaccessible).
Bill Ryan: Yes. There’s negatives and positives. Let me share them with you. The negative is, it may be a penny a share on our earnings in 2006 because all of a sudden the expenses of all their people are in our books sooner, early in the first quarter than late in the first quarter because as I told you, they don’t leave until probably June and July.
So, we’ll have more expenses on our balance sheet. But what I’ll do for the second half of the year it probably will ratchet up their loan growth by a couple of percent because we will have been in there sooner and we’ll be able to impact the loan products and the ability to work with their management people and it should increase the deposit numbers very nicely, too.

So, in the end it probably, at the end of the day, I’m hoping if this were to go right, instead of diluting us by $0.02 next year, maybe it’s a penny when you add up the $0.02 that maybe goes to 3 for expenses but comes down to 1 because of the loan growth and the deposit growth that probably will occur.
Unidentified Speaker: We’ll take one more.
Bill Ryan: Yes?
Unidentified Audience Member: (inaudible — microphone inaccessible).
Bill Ryan: Yes. When we look at the credit side of the company, what we do is we have a ten value system with five and higher being, well six and higher being loans that are going the wrong way. And five and less, loans going the right way in terms of credit quality. While we see our fewer non-performing loans coming into the system, more people that have fixed the rates on their commercial real estate loans, which didn’t happen in the 90’s, and they fix their rates are very low rate environments now.
So, when you do a stress test on those loans, rates can go up by a couple of points and it’s not going to hurt them because they fixed their rates at very low rates. We don’t have that variable rate scenario that existed in the early 90’s where people were in loans that kept going up and up and they were stuck with some negative amortization.
We also don’t see, from our standpoint, the risk of new business opportunities coming in, loans that we’ve made over the years that just aren’t making it. The new business opportunities that are failing because they don’t have the capital structure, whatever. It’s just a very good time.
My comment would be if you look at this economic growth and you see why the Fed’s increasing rates, you can’t read the headlines that say the world is coming to an end. When you get through this, the economic growth in this country is really very, very strong and it plays itself most in the small business environment where small companies have really ratcheted down over the years, kept their numbers very tight, and now are positioned very well to move forward in the future. And there’s no one industry that looks to be a problem.
The only area I’d say that is an issue is Greater Boston where we are today and the construction in greater Boston is probably going at a much higher pace. They can see rates in Boston are around 20%. In commercial properties, from the 495 to 128 to Boston belt. That’s the same it was in the 90’s. The difference the owners are in there at fixed rates, very low and they had to put their own money in the projects. So, they’re not throwing the keys at the banks. Boston is the issue but Boston is working themselves out of it by companies coming overseas, drug company in Switzerland setting up a headquarters here in Boston and it looks like jobs continue to come in. So, there’s nothing there that looks like a potential problem.

Unidentified Audience Member: (inaudible — microphone inaccessible).
Bill Ryan: Thank you very much.